EXHIBIT 99

                                  July 22, 1999


                                  CONFIDENTIAL

Mr. Andrew Pascal
Chief Executive Officer
Silicon Gaming, Inc.
2800 West Bayshore Road
Palo Alto, CA 94303

Dear Andrew:

     We are submitting this letter to you on behalf of funds managed or advised by DDJ Capital Management (collectively, "DDJ") in connection with a possible transaction in which DDJ would restructure its current investment in Silicon Gaming, Inc. (together with its subsidiaries, the "Company"). Attached as Exhibit A is a term sheet describing the material terms of the proposed restructuring.

     1.   Conditions.    The proposed restructuring would be subject to the
prior satisfaction of each of the conditions set forth in the attached term sheet, as well as customary closing conditions for transactions of this nature, including: (i) the completion to DDJ's satisfaction of its due diligence with respect to the Company; (ii) the absence of any material change in the business or financial condition of the Company from such information which has been provided to DDJ as of the date hereof; (iii) confirmation satisfactory to DDJ that, in entering into and performing its obligations under the transaction documents and consummating the proposed restructuring, DDJ will not violate any federal or state statutes or regulations or regulatory policies to which it may be subject or any internal policies; (iv) the receipt of approval of the restructuring by any and all required regulatory authorities, including, without limitation, state gaming authorities and, if necessary, the expiration or early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (v) receipt by DDJ of an opinion of an investment bank satisfactory to DDJ that the restructuring is inherently fair to the current stockholders of the Company; and (vi) the negotiation, execution and delivery of documentation satisfactory to DDJ with respect to the restructuring, on or before September 30, 1999.

     2.   Expenses.      You have asked that DDJ engage attorneys to advise it
with respect to a possible restructuring of its investment in the Company. Accordingly, the Company hereby agrees to reimburse DDJ for its expenses, including its reasonable attorneys' fees, in connection with its legal review and documentation, whether such

Mr. Andrew Pascal
Silicon Gaming, Inc.
July 22, 1999
Page 2

--------------------------------

expenses have already been incurred or are incurred in the future, whether or not DDJ ultimately determines to consummate the proposed restructuring and whether or not any other transaction is ever consummated between the Company or its subsidiaries and DDJ. In furtherance of the foregoing, you have hereby deposited with our counsel a retainer in the amount of $50,000 from which such counsel may draw its fees and expenses as they are incurred and which you hereby agree to replenish as such retainer is drawn upon but in any event no less often than monthly. DDJ's counsel will provide you with an estimate of its fees and expenses promptly upon execution of this letter.

     3.   Disclosure.    We have discussed the desirability of making a public
announcement of the proposed restructuring at the time of the signing of this letter or a definitive agreement and we will be guided by this objective in our work on this project. Should either DDJ or the Company become required, in the opinion of its counsel, to make a public disclosure of the proposed restructuring or its terms under the federal securities laws, however, such disclosing party will be permitted to do so, but before taking this step such disclosing party shall (i) consult with the non-disclosing party and its counsel and (ii) provide the non-disclosing party and its counsel for comment drafts of the proposed disclosure and shall include any additions or changes to such proposed disclosure reasonably requested by the non-disclosing party or its counsel.

     4. Effect of Letter. It is understood that this letter is intended to be a summary of certain terms on which the parties propose to proceed and is not intended to create, and does not create, any legally binding obligations except as provided in this Section 4 and in Sections 2, 3 and 5 hereof (which shall be legally binding), and either party is free to terminate discussions at any time prior to the signing of a definitive agreement for any reason without any liability other than as expressly provided in this letter. Except as provided in this Section 4 and in Sections 2, 3 and 5 hereof, the parties intend that legally binding obligations with respect to the proposed restructuring will arise only pursuant to the execution of definitive documentation approved by the board of directors of the Company following the due diligence described herein.

     5. Miscellaneous. This letter is issued solely to the Company and may not be assigned or otherwise transferred to, or enforced by, any other person without the prior written consent of DDJ. This letter shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

Mr. Andrew Pascal
Silicon Gaming, Inc.
July 22, 1999
Page 3

--------------------------------

     If the foregoing is an acceptable basis on which to proceed, please so indicate by signing the enclosed counterpart of this letter in the spaces below and returning the same to us. If not accepted prior to the close of business on July 22, 1999 this proposal will lapse. Until we have received an executed counterpart hereof, this letter may not be copied, disclosed to any party or otherwise used for any purpose whatsoever. By signing below, you confirm that this letter has been duly authorized on behalf of Silicon Gaming, Inc. and is valid and binding on Silicon Gaming, Inc. to the extent contemplated above.

                                   DDJ CAPITAL MANAGEMENT, LLC,
                                   on behalf of funds it manages


                                   By:     /s/ Judy K. Mencher
                                          ----------------------------------
                                     Judy K. Mencher, Member

ACCEPTED AND AGREED TO:

SILICON GAMING, INC.


By:          /s/ Andrew Pascal
  --------------------------------------------
  Andrew Pascal, Chief Executive Officer



                                Exhibit A
                                ---------
                DDJ Capital Management/Silicon Gaming, Inc.
                                Terms Sheet
                                  7/22/99


Exchange/Restructuring of Notes
held by funds managed by DDJ
                               $39.75 million of Senior Discount Notes will be exchanged for shares of preferred stock (the "Series A New Preferred Stock") with the terms as set forth below under "Terms of Series A
                               New Preferred Stock."

                              Existing stockholders (including all holders of options and convertible preferred stock) will own 5% of the outstanding fully-diluted common stock post-restructuring (prior to the issuance of the New Notes described below and assuming issuance of all management equity described below, other than issuance of options discussed below under "New Investment"), as set forth on Schedule I attached hereto.

                              Remainder of Senior Discount Notes to be amended to reduce the interest rate from 12.5% to 10% per annum (effective as of the earlier of the date of approval of this term sheet by the Board of Directors of the Company or July 15,
                              1999) and to provide for interest to be paid in kind for the 5 years immediately following the closing of the restructuring at the option of the Board of Directors. The Senior Discount Notes will become cash pay if the Company's trailing 12 months EBITDA/total debt service ratio exceeds 2.5 to 1.0. Senior Discount Notes will mature 5 years from the closing date and will maintain collateral position junior only to senior bank debt and pari passu with the New Notes.

                              Accrued and unpaid interest through the earlier of the date of approval of this term sheet by the Board of Directors of the Company or July 15, 1999 would be forgiven.


Terms of Series A New Preferred Stock
                               $39.75 million liquidation/sale preference
                                convertible by the holders in whole or in
                                part into 57% of fully diluted common stock
                                (prior to the issuance of the New Notes
                                described below and assuming issuance of all management equity described below, other than issuance of options discussed below under "New Investment"), as set forth on Schedule
                                I attached hereto, (i) in such amounts or under such conditions that the holder would not be required to be licensed, eligible or found suitable under applicable gaming laws or (ii) from and after the time the holder meets the licensing, eligibility and suitability requirements under applicable gaming laws or is not required to meet such eligibility or suitability requirements.

                                Non-voting except to the extent the holder is licensed, eligible or found suitable to own voting common stock of the Company under applicable gaming laws or is not required to be licensed, eligible or found suitable under applicable gaming laws. Such holders vote on an as converted basis with the common stock as a single class.

                                Holders entitled to weighted average
                                anti-dilution protection.

                                On a sale, change of control or in
                                liquidation, prior to the amendment to the Company's Articles of Incorporation increasing the number of authorized common stock, the Series A New Preferred Stock is redeemable at the election of the holders for the greater of $39.75 million or the as converted common equivalent value.

                                For this purpose, a change in control would include termination or resignation of Andrew Pascal as Chief Executive Officer without the consent of the holders of the Series A New Preferred Stock.

                                Following the contemplated amendment to the Company's Articles of Incorporation, the redemption price on a sale or change of control will be adjusted such that if the total transaction value, including all cash and non-cash consideration in the applicable transaction and following repayment of all indebtedness of the Company other than the Senior Discount Notes and the New Notes
                                (the "Aggregate Transaction Proceeds"), is in excess of the amounts set forth below, the holders of Series A New Preferred Stock and common stock will share in the portion of such Aggregate Transaction Proceeds available to equity holders following repayment in full of the Senior Discount Notes and the New Notes (such proceeds the "Available Transaction Proceeds") as follows:

                              (i) if Aggregate Transaction Proceeds are less than $20.0 million, the holders of the Series A New Preferred Stock shall receive 100% of Available Transaction Proceeds;

                              (ii) if the Aggregate Transaction Proceeds are in
                                   excess of $20.0 million but not more than $30.0 million, (x) the holders of common stock (including, if the New Notes have been converted, the separate series of new preferred stock described below on an as converted basis) shall receive a percentage of Available Transaction Proceeds determined by multiplying (A) the fully diluted percentage common equity interest held by the holders of common stock (including, if the New Notes have been converted, the separate series of new preferred stock described below on an as converted basis) by (B) a fraction the numerator of which is the Aggregate Transaction Proceeds less $20.0 million and the denominator of which is $10.0 million, and (y) the holders of the Series A New Preferred Stock shall receive the remainder of Available Transaction Proceeds; and

                             (iii) if the Aggregate Transaction Proceeds
                                   are in excess of $30.0 million, (x) the
                                   holders of common stock (including, if the New Notes have been converted, the separate series of new preferred stock described below on an as converted basis) shall receive a portion of Available Transaction Proceeds equal to the fully diluted percentage common equity interest held by the holders of common stock, and (y) the holders of the Series A New Preferred Stock shall receive the remainder of Available Transaction Proceeds.

                              Restrictive covenants to be negotiated but will include limitations on the Company's ability to do the following without the consent of the holders of Series A New Preferred Stock:

                           *    pay dividends or make other restricted
                                payments (such as redemptions);
                           *    issue additional capital stock or other
                                equity securities (including options,
                                warrants or any other securities convertible or exchangeable for equity securities) or incur additional indebtedness;
                           * sell, lease or otherwise dispose of assets exceeding agreed upon levels;
                           * acquire assets exceeding agreed upon levels, or make an investment in another business entity exceeding agreed upon levels;
                           *    enter into any agreement or arrangement
                                outside the ordinary course of business
                                where the Company's commitments would exceed agreed upon levels;
                           * enter into any transactions with affiliates of the Company;
                           * make any capital expenditures in excess of agreed upon levels;
                           *    amend the Company's charter or bylaws;
                           * merge or consolidate with another entity or enter into any transaction which would constitute or have the effect of a change on control; or
                           * liquidate, dissolve or wind-up operations, effect a recapitalization or reorganization, or take steps to file for bankruptcy.

                              Shareholder rights will include drag along rights (but exercisable only after the date that is 30 months following the initial closing date) and tag along rights with respect to Management Equity as well as other rights typical for investments of this nature.

Management Equity
                              Up to 38% of the fully diluted common stock
                              (prior to the issuance of the New Notes and the issuance of Management options discussed below under "New Investment") as set forth on
                              Schedule I attached hereto available for grant to management in the form of options or restricted stock, with a sufficient amount to be issued at closing to represent a majority of the outstanding common stock
                              [Note - subject to review of tax consequences to recipients].

                              20% vested immediately with the remainder vesting ratably over 48 months.

Management and Board Structure
                              3 Directors.

                              Andrew Pascal to remain CEO.

                              Rob Reis will be designated as a director provided he purchases New Notes as provided below.

New Investment
                              $5.0 million in 10% convertible senior secured notes ("New Notes") with a maturity of 5 years.

                              Interest on New Notes payable in cash monthly in advance based upon a 360 day year.

                              New Notes to be purchased by funds managed by DDJ as follows: (i) $2.0 million at closing;
                              (ii) $1.0 million upon entering into a joint venture with a casino operator having at least $1.0 billion in market capitalization, which joint venture provides for the casino operator to pay no less than 50% of the costs of development of an exclusive new game, such casino operator to purchase a minimum of 100 units, and the casino operator or JV successfully securing a branded exclusive license for the development of such game; and
                              (iii) $2.0 million upon achievement of certain financial hurdles to be determined by DDJ in its sole discretion.

                              New Notes convert into an additional
                              approximately 40% of the fully diluted
                              outstanding equity of the Company (prior to the issuance of management options described below) as set forth on Schedule I, with Management holders receiving upon conversion Common Stock and funds managed by DDJ receiving upon conversion a separate series of non-voting new preferred stock, except and to the extent that such holders are exempt from, or meet, the eligibility requirements under applicable gaming laws (in which case they would receive common stock).

                              Options to be issued to management at the conversion price of the New Notes to preserve management's ownership percentage as set forth on Schedule I.

                              New Notes subordinated only to Silicon Valley Bank senior debt and will rank pari passu with the Senior Discount Notes that remain outstanding.

                              New Notes will be redeemable at the Company's option at a price equal to a 25% annualized internal rate of return to the holder.

Management Investment
                              Andrew Pascal to purchase $40,000 New Notes in the tranche to be made available at Closing, with $15,000 of purchase price paid in cash and $25,000 paid in the form of reduced compensation over the 12 months following the Closing.

                              Rob Reis to purchase New Notes in the tranche to be made available at Closing equal to one-half of his aggregate consulting fee through the Closing, such amount equal to $4,000 for each month he has been retained.

                         SILICON GAMING EQUITY OWNERSHIP

7/22/99 - *** ASSUMES NO EFFECT OF ANTI-DILUTION PROVISIONS OF OUTSTANDING WARRANTS AND B1 PREFERRED, WHICH ARE EXPECTED TO PROVIDE SUBSTANTIAL FURTHER DILUTION TO THE OUTSTANDING COMMON STOCK. PLEASE NOTE THAT THESE ARE ASSUMPTIONS MADE SOLELY FOR THE PURPOSES OF THE ATTACHED SPREADSHEET***

Existing Shares             14,287,795
All options                  2,207,000
B1 Preferred Conversion        741,106
Fully Diluted Total         17,235,901 **Assumes all outstanding options,
                                         warrants and B1 Preferred are
                                         converted

New Shares Issued          327,482,119 **Assumes old common keeps 5.0% of
                                         fully diluted equity

           Ownership Pre New Money
DDJ                196,489,271    57.00%
Management         130,992,848    38.00%
Existing Equity     17,235,901     5.00%
Total              344,718,020   100.00%
                      Amount    Ownership %
New Money           $3,000,000       24%
          Ownership Post New Money
DDJ                196,489,271    40.71%  Total New Shares assuming $5mm=
                                          229,811,600
Management         130,992,848    27.14%  Total Make-Whole Options=
                                          140,851,212
Existing Equity     17,235,901     3.57%
Convert            137,886,960    28.57%
Total              482,604,980   100.00%

          Ownership After Make Whole
DDJ                  196,489,271    34.65%       # of Make Whole Options
Management + Options 215,503,575    38.00%       84,510,727  (60% of Total)
Existing Equity       17,235,901     3.04%
Convert              137,886,960    24.31%
Total                567,115,707   100.00%

Mgt. Restricted Stock%   23.10%
Mgt. Make Whole %        14.90%

                     Amount        Ownership %
2nd Round New Money    $2,000,000     16%
                    Ownership Post New Money
DDJ                       196,489,271    29.81%
Management + Options      215,503,575    32.70%
Existing Equity            17,235,901     2.62%
Old Convert               137,886,960    20.92%
New Convert                91,924,640    13.95%
Total                     659,040,347   100.00%

                    Ownership After Make Whole
DDJ                       196,489,271    27.47%      # of Make Whole Options
Management + Options      271,844,060    38.00%      56,340,485 (40% of Total)
Existing Equity            17,235,901     2.41%
Old Convert               137,886,960    19.27%
New Convert                91,924,640    12.85%
Total                     715,380,832   100.00%

Mgt. Restricted Stock %     18.31%
Mgt. Make Whole %           19.69%

Make Whole Strike Price    $0.022